UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

GeoPark Limited
(Name of Issuer)

Common Shares, par value $0.001 per share
(Title of Class of Securities)

G38327105
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G38327105	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Socoservin Overseas SPF S.à.r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,889,315
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,889,315

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,889,315
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.014%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. G38327105	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

GeoPark Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Calle 94 N° 11-30 8° piso, Bogota, Colombia

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by Socoservin Overseas SPF S.à.r.l.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of Socoservin Overseas SPF S.à.r.l. is Boulevard Royal 25A, 11th floor, L-2449 Luxembourg, Grand Duchy of Luxembourg

Item 2(c).	Citizenship:

Please refer to Item 4 on the cover sheet for the reporting person.

Item 2(d).	Title of Class of Securities:

Common Shares, par value $0.001 per share.

Item 2(e).	CUSIP Number:

G38327105

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned:

Please refer to Item 9 on the cover sheet for the reporting person. Mr. Juan Cristobal Pavez Recart directly owns 25% in Socoservin Overseas SPF S.à.r.l and, hence, indirectly has voting and dispositive power over the 2,889,315 common shares of the Issuer. Mr. Juan Cristobal Pavez Recart, Ms. Tatiana Chumakova and Ms. Petronella Johanna Sophia Dunselman are controlling persons as board members of the reporting person.

(b)	Percent of class:

Please refer to 11 of the cover sheet for the reporting person. The percentages reported herein are based on the aggregate of 57,621,998 shares outstanding as of December 31, 2022.

CUSIP No. G38327105	13G	Page 4 of 5 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Please refer to Item 5 on the cover sheet for the reporting person.

(ii)	Shared power to vote or to direct the vote:

Please refer to Item 6 on the cover sheet for the reporting person.

(iii)	Sole power to dispose or to direct the disposition of:

Please refer to Item 7 on the cover sheet for the reporting person.

(iv)	Shared power to dispose or to direct the disposition of:

Please refer to Item 8 on the cover sheet for the reporting person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. G38327105	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Socoservin Overseas SPF S.à.r.l.

By:	/s/ Juan Cristóbal Pavez Recart & Tatiana Chumakova Babentschik
June 15, 2023